Filed by Envestnet, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  Yodlee, Inc.

Commission File No. 001-36639

Important Facts About the Acquisition

About Yodlee

•                  Yodlee was founded in 1999 and is headquartered in Redwood City, CA with offices in Bangalore, India; Brisbane, Australia; and London, UK

•                  They provide broad financial data aggregation capabilities (checking, savings, loans, credit cards, retirement, investments and taxes) as part of a suite of financial technology solutions they offer primarily to financial services companies (banks, insurance companies, brokerages, and wealth managers)

Integration Benefits

•                  This acquisition will not be disruptive to the services we provide you today.  This is what we call a strategic transaction which means there will not be a large conversion required to integrate the business.

•                  We plan to start introducing the best of Yodlee’s aggregation capabilities as early as our December release.

•                  Yodlee’s ability to bring financial data together in unique ways will help you and your advisors provide a uniquely holistic view of an individual’s financial profile that extends financial planning capabilities.

Timing of New Services and Pricing

•                  We are currently working to update our product road map to reflect the integration of Yodlee’s capabilities and expect to share the timing and any pricing considerations of new features within the next few months.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet intends to file a registration statement on Form S-4, containing a proxy statement of Yodlee with the SEC. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the

SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of www.yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.